Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

14 November 2014

Chairman’s address

Prima BioMed Ltd 2014 Annual General Meeting

Lucy Turnbull AO

Welcome to the Prima BioMed Ltd Annual General Meeting for 2014. It is wonderful to see you here today and thank you for your attendance.

The past year has been extremely busy for Prima and is a potentially transformational one for our company. Firstly, there is more and more clinical evidence that CVac has the potential to improve the life expectancy for women with second remission epithelial ovarian cancer, which has one of the lowest survival rates of any women’s cancer.

Secondly, led by new Chief Executive Officer Marc Voigt, the Company has entered into an agreement, subject to shareholder approval, to acquire French private immunotherapy company Immutep. Prima’s board believes that this acquisition has the potential to make us a leader in many more areas of the diverse cancer immunotherapy market, often referred to as immuno-oncology, a fast developing and dynamic field of future cancer treatment where there is so much happening at the moment. Marc and Immutep’s founder, Professor Frederic Triebel, will talk about this in more detail in their presentations.

The year started with top-line data from our CAN-003 clinical study of patients in first and second remission ovarian cancer. While the progression free survival data for first remission patients was disappointing, the positive indication in second remission patients led to a refocusing of our operations, which now forms the basis of our ongoing clinical program for CVac.

Following the highly supportive progression free survival data for this patient group, which we presented at the ASCO conference in May this year, the overall survival data announced just last week was a further strong endorsement of this new approach. The results have surpassed our expectations and provided significant impetus to our CAN 004B trial for which enrolment in several European centres is progressing. It was also most pleasing to be granted Fast Track designation for CVac in 2nd remission ovarian cancer by the FDA in the US market.

In July 2014, Marc Voigt became CEO. Marc was head of our European operations for two and a half years as well as Chief Financial Officer and Chief Business Officer. He has a strong background in commercial licensing and financing deals in the European biotechnology sector and was instrumental in securing the agreement with Immutep. The board thanks Matt Lehman for his contribution as CEO from 2012 and wishes him well for the future.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au   ABN: 90 009 237 889

The Immutep acquisition has undoubtedly been one of the most significant developments in Prima’s history and is the culmination of a long and intense search process. The acquisition provides us with a diverse pipeline of new products and established partnerships with some of the world’s largest pharmaceutical companies. As a result, Prima will have a considerably broader and more balanced portfolio of opportunities in the field of immunotherapy and immuno-oncology in particular.

Prima can also potentially earn significant revenues from milestone payments and royalties. In addition, there are good operational and cost synergies that can be realised from bringing the businesses together and Professor Triebel, a leading figure in immunotherapies, is an ideal addition to our management team.

Our communications with Immutep commenced in earnest in January this year and we believe that we have secured attractive transaction terms when compared to industry precedents. We also believe that the funding arrangement we entered into in order to secure the deal is on favourable terms, with the flexibility to find alternative funding at any time.

All of these decisions have been made in order to deliver value for you, our shareholders, which we firmly believe the acquisition of Immutep will achieve. We are therefore asking you to approve the expansion of our share placement capacity, not only to complete the Immutep transaction but also to give us the option of pursuing other opportunities that may arise.

Finally, I would like to welcome Pete Meyers to our Board of Directors and to acknowledge the new additions to Prima’s world class scientific and clinical advisory boards.

We believe we have a company which has enormous potential to develop innovative cancer treatments. We have considerable expertise in this area and will continue to work hard to bring them to the market as quickly as possible for the benefit of cancer sufferers around the world. However, we cannot achieve these goals without your ongoing support, and for that we thank you.

Yours sincerely,

Lucy Turnbull AO

Chairman

Prima BioMed

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au   ABN: 90 009 237 889